A-Power Energy Generation Systems Ltd. Reports Unaudited Financial Results for Third Quarter of 2009

- Teleconference to Be Held today, at 8:00 a.m. EST -

SHENYANG, China, December 3, 2009, A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR; "A-Power" or "the Company"), a leading provider of distributed power generation systems in China and a fast-growing manufacturer of wind turbines, today reported its unaudited financial results for the third quarter ended September 30, 2009.

3Q09 Financial Highlights
—	Revenues were $96.7 million on a 13% year-over-year increase
—	Gross margin was 13.1% vs. 12.4% in 3Q08
—	Cash, Cash equivalent and restricted cash were $97.6 million
—	Excluding share-based compensation, and the expenses and non-cash losses related to the convertible bond, non-GAAP Net Income for Q3 was $9.8 million or non-GAAP EPS $0.28
—	The Company reaffirmed the year 2009 guidance of $320 million for revenues and $32 million for non-GAAP net income

Operation Highlights
—	Formed two Joint Venture partnerships with Jiangsu Miracle to produce and sell key wind turbine components in China
—	Acquired Shenyang Huaren's proprietary technology for 1.5MW-grade wind turbines and took over its backlog to produce and sell 10 units of the 1.5MW wind turbines
—	Won a $90.5 million "full-responsibility" contract to develop a 49.5MW wind farm in Inner Mongolia
—	Won a $36.2 million "full-responsibility" contract to develop a 19.5MW wind farm in the Shandong Province
—	Designated to supply wind turbines to a 600MW wind farm in West Texas

"We continue to make key strategic advancement in our wind turbine business, as we see the Chinese wind energy market is moving towards bigger turbines with proven track record. Our partnerships with GE and Fuhrlander demonstrated their strong endorsement on A-Power’s engineering capability and production capacity, which also started gain traction from wind farms in both China and other geographic markets," said Mr. Jinxiang Lu, A-Power's Chairman and CEO. "On DG side of our business, together government backed Shenyang Power Group, we are well positioned to win high-profile contracts for DG systems and micro power grids both in China and overseas."

Mr. Lu continued, "Our DG business progressed well during the third quarter. 14 out of our total 17 projects were under construction according to their respective schedules. As the Chinese government continues to emphasize energy conservation and encourages green technology applications, our DG business remain strong and our track records continue to extend. We also started our DG project in Thailand in December."

Third Quarter 2009 Financial Results

For the three months ended September 30, 2009, total revenues amounted to $96.7 million, an increase of $11.3 million or 13.2%, from $85.4 million for the three months ended September 30, 2008. The increase was primarily due to the higher revenues from more on-going DG projects during the three months ended September 30, 2009 compared with the same period of 2008. All revenues in the third quarter of 2009 and 2008 were from the Company's DG operations.

Gross profit was $12.6 million, compared with $10.5 million in the same period of 2008, reflecting a 20% year over year growth. Gross margin was 13.1%, a slight increase over 12.4% in the same period of 2008. The improvement in gross margin was mainly attributable to higher efficiency derived from cost-saving in labor as the Company undertook larger, 30MW-plus DG projects.

Selling, general and administrative expenses amounted to approximately $3.3 million for the three months ended September 30, 2009, an increase of approximately $1.3 million, or 66.7%, compared to approximately $2.0 million for the three months ended September 30, 2008. As a percentage of revenues, these expenses increased from 2.3% in the third quarter of 2008 to 3.4% for the third quarter of 2009. The increase in selling, general and administrative expenses in both absolute terms and as a percentage of revenues was mainly attributable to higher travel expenses associated with wind turbine business, compensations for new management team, additional consulting fees and related expenses of being a public company listed on the NASDAQ. The year-over-year incremental share-based compensation was approximately $183,000.

Operating income was $9.4 million, compared with $8.6 million in the same period of 2008, reflecting a 9% year over year increase.

Non-GAAP net income was $9.8 million compared with $9.6 million in the third quarter of 2008. Non-GAAP diluted EPS was $0.28, compared with $0.28 in the third quarter of 2008, based on a greater number of diluted shares outstanding.

GAAP net loss for the third quarter was $0.6 million, compared with a net income of $9.4 million in the same period of 2008. Diluted loss per share (EPS) were $0.02, compared with $0.28 in the same period of 2008.

For the third quarter of 2009, the weighted average number of shares on a fully diluted basis was 34.9 million as compared to 33.9 million in the same period of 2008.

Summary of Financial Results
(Thousand US dollars except earnings per share)	For the Three Months
	Ended September 30,
	2009	2008

Total revenue	$96,647	$85,371

GAAP Net income (Loss)	(623)	9,406

Stock-based compensation	341	158

Accretion expenses on convertible debt	1,034	—

Loss on change in fair value of warrants	2,958	—

Loss on change in fair value of embedded derivative - related to convertible notes	6,028	—

Deferred Financing Cost	115	—

Adjustments to the Net Income	10,476	158

Non-GAAP Net Income	9,853	9,564

GAAP Earnings (loss) per share	(0.02)	0.28

Adjustment to diluted EPS	0.30	—

Non-GAAP diluted EPS	0.28	0.28

Diluted avg. number of common shares	34,925,228	33,881,785

As of September 30, 2009, the Company had cash and cash equivalents and restricted cash totaling $97.6 million, compared with $47.1 million as of December, 2008.

Total shareholders' equity rose to $168.4 million at September 30, 2009, from $156.0 million at December 31, 2008.

Outlook for the Full Year 2009

A-Power today reaffirmed its revenue and non-GAAP net income guidance for 2009 of $320 million and $32 million, respectively. These targets are based on the Company's current DG contracts, which are subject to change when the Company signs new DG contracts and/or recognizes revenues from wind turbine sales during 2009. A-Power expects that it will from time to time provide periodic updates when additional major DG contracts and wind turbine sales are confirmed.

Mr. Lu concluded, "Most of 14 ongoing DG projects progressed well in the third quarter and would likely to continue in the fourth quarter as well. Going into fourth quarter, we anticipate the payments will gradually funnel in, as many construction projects are advanced and some are near the completion. As our wind turbine facility is gathering speed on production, we remain cautiously optimistic on wind turbine shipment in the fourth quarter."

Conference Call

The Company will host a conference call, to be simultaneously webcast, today, December 3, 2009, at 8:00 a.m. Eastern Standard Time or 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-866-202-3048 (North America) or +1-617-213-8843 (International), passcode: 20150963, approximately 10 minutes before the call start time. A live webcast of the conference call will be available on the Company's Website at http://www.apowerenergy.com.

A replay of the call will be available starting on Thursday, December 3, 2009, at 11:00 a.m. Eastern Standard Time or 12:00 a.m. Beijing Time through January 3, 2010. An archived webcast of the conference call will be available on the Company's Website at http://www.apowerenergy.com .. Interested parties may access the replay by dialing +1-888-286-8010 (North America) or +1-617-801-6888 (International) and entering passcode 93289876.

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com .

Use of Non-GAAP Financial Measures

We have provided third quarter 2008 and 2009 net income and earnings (or loss) per share on a non-GAAP basis, which is the GAAP net income adjusted by adding back share-based compensation, accretion expenses on convertible debt, loss on change in fair value of warrants, loss on change in fair value of embedded derivative related to convertible notes, and deferred financing cost. We believe both management and investors benefit from referring to these non-GAAP measures in assessing our business operation and financial performance. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue providing net income on a non-GAAP basis using a consistent method on a quarterly basis.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; the development of our wind turbine business will depend on the efforts of others; development of our wind turbine business will depend on our ability to efficiently source components; our customers may be late in their payments to us; our customers may not be able to receive the permits they require to install the wind turbines we sell them, delaying our recognition of sales revenues; we have not at this time signed definitive purchase and supply agreements related to our designation to supply wind turbines to the wind farm in West Texas; our limited operating history and recent entrance into new markets and the wind turbine business may make it difficult for you to evaluate our business and future prospects; the expected benefits of supply and partnership agreements may not materialize to the extent expected or at all; we expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors and partners, and if we or our licensors or partners become involved in an intellectual property dispute, we may be forced to spend considerable resources resolving such dispute; various memorandum of understandings we signed with third parties may not evolve into definitive contracts and thus, we may not derive revenues from such agreements; we may have difficulties working with our joint venture partners, and may not be able to establish successful partnerships; we may not be able to complete the acquisition of our intended targets; a decrease in the rate of growth of China's industry and economy may lead to a decrease in our revenues because industrial companies in China are our principal source of revenues, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to adjustment, including year-end auditing adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information. In addition, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We make no representation of management's assessment regarding internal control over financial reporting. All results are reported in U.S. dollars.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

Contact:

John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Dixon Chen
Investor Relations
Grayling
+1-646-284-9403
dixon.chen@us.grayling.com

# Tables Follow #

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Interim Condensed Consolidated Statements of Income and Comprehensive Income
(in Thousands of United States dollars)

	Three months ended September 30,
	2009	2008
	(Unaudited)	(Unaudited)

Revenues	$96,647	85,371
Cost of sales and business taxes	84,029	74,830

Gross profit	12,618	10,541

Expenses
Selling, general and administrative expenses	3,254	1,952

Income from operations	$9,364	$8,589

Other income (expense)
Interest income (expense)	89	-
Finance costs	(177)	(49)
Other income	127	918
Accretion expenses on convertible debt	(1,034)	-
Change in fair value of warrants	(2,958)	-
Change in fair value of embedded derivative - convertible notes	(6,028)	-

Income before provision for income taxes	(617)	$9,458

Provision for income taxes	31	-

Net Income	(648)	$9,458

Net loss (income) in subsidiaries attributable to noncontrolling interest	25	(52)

Net income attributable to A-Power Energy Generation Systems Ltd.	(623)	$9,406

Foreign currency translation adjustment	103	1,904

Comprehensive income	$(520)	$11,310

Weighted average number of common shares outstanding - basic	34,554,764	33,706,938
Weighted average number of common shares outstanding - diluted	34,925,228	33,881,785

EARNINGS (LOSS) PER SHARE - BASIC	-0.02	0.28
EARNINGS (LOSS) PER SHARE - DILUTED	-0.02	0.28

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Interim Condensed Consolidated Balance Sheets
(in Thousands of United States dollars)

	September 30	December 31,
	2009	2008
	(Unaudited)	(Audited)

Assets
Current assets
Cash and cash equivalents	$90,755	$44,518
Restricted cash	6,835	2,608
Accounts receivable, net of allowance for doubtful accounts of $Nil (2008 - $Nil)	5,882	7,238
Prepayments, deposits, other receivables	67,057	79,845
Costs and estimated earnings in excess of billings on uncompleted projects	6,154	2,094
Inventory	26,197	8,723
Due from related parties	114	1,297

Total current assets	202,994	146,323

Deferred income tax asset	364	364
Accounts receivable	9,885	3,646
Construction in progress	18,014	18,006
Property, plant and equipment, net	38,034	14,312
Intangible assets, net	21,113	12,564
Deposits on intangible assets	5,657	10,322

Deferred financing costs	2,174	-

Long Term Investment	2,509	-

Total assets	300,744	205,537

Liabilities and Stockholder’s Equity
Accounts payable	15,814	12,909
Other payable and accrued liabilities	20,844	17,227
Customer deposits	18,238	13,350
Billings in excess of costs and estimated earnings on uncompleted projects	10,098	4,022
Due to related parties	4,140	1,320
Income and business taxes payable	2,334	742

Short term Loans	13,249	-

Warrants liability	8,487	-

Fair value of embedded derivatives - convertible note	24,540	-

Convertibe debt	14,632	-

Total liabilities	132,376	49,570

Stockholders' equity

Common shares, 100,000,000 authorized with par value of $0.0001 per share,
34,706,938 shares issued	3	3
Additional paid-in capital	112,133	111,242
Accumulated other comprehensive income	6,459	6,578
Statutory reserves	4,155	4,155
Retained earnings	40,525	33,331
Noncontrolling interest	5,093	658

Total stockholders' equity	168,368	155,967

Total liabilities and stockholders' equity	$300,744	$205,537

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Interim Condensed Consolidated Statements of Cash Flows
(in Thousands of United States dollars)

	Nine months ended	Nine months ended
	September 30, 2009	September 30, 2008
	(Unaudited)	(Unaudited)
Cash flows from operating activities

Net income	$7,289	$18,589
Items not affecting cash:		-
Stock-based compensation	892	439
Amortization	698	253
Amortization of deferred financing costs	129	-
Change in fair value of warrants	2,334	-
Change in fair value of embedded derivatives	4,759	-
Accretion expenses on convertible debt	1,167	-
Gains on disposition of PP&E	(42)	-
	17,226	19,281

Changes in operating assets and liabilities:

Accounts receivable	(4,954)	4,042
Inventories	(17,472)	-
Costs and estimated earnings in excess of billings on uncompleted contracts	(4,059)	-
Prepayments, deposits and other receivables	12,810	(58,072)
Accounts payable and accrued liabilities	2,760	9,844
Customer deposits	4,886	(714)
Billings in excess of costs and estimated earnings on uncompleted contracts	6,076	-
Income and business tax payable	1,591	2,439
	18,864	(23,180)

Cash provided by (used in) investing

Increase in restricted bank balances	(4,223)	-
Purchase of property, plant and equipment	(800)	(4,605)
Payment of intangible assets	-	(6,575)
Construction in Progress	(19,944)	(11,832)
Loans repayment (payment) from (to) third party	-	-
Net proceeds received from the disposition of PP&E	92	-
Purchase of land use right	-	(1,503)
Long time investment	(2,507)	-
Liabilities assumed from Chardan		(1,023)
	(27,382)	(25,538)

Cash provided by (used in) financing

Proceeds from share capital, net of cost	439	59,330
Net proceeds from issuance of convertible debt	37,096	-
Cash Received from bank loans	13,241	-
Repayment of notes payable	-	(15,000)
Repayment to bank loans	-	(1,002)
Due to (from) related parties	3,962	(940)
Cash received from Chardan South upon RTO	-	31,747
	54,738	74,135

Effect of exchange rate changes	17	(1,527)

Net increase in cash and cash equivalents	46,237	23,890

Cash and cash equivalents, beginning of period	44,518	35,832
Cash and cash equivalents, end of period	$90,755	$59,722